[Silver Dragon Letterhead]

July 20, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington D.C. 20549-7010

Attention: Jason Wynn, Division of Corporate Finance

Re:  Silver Dragon Resources, Inc.
Form SB-2
Filed January 29, 2007, as amended March 21, 2007
File No. 333-140295

Dear Mr. Wynn,

Thank you for the letter from Mr. H. Roger Schwall, Assistant Director, of February 26, 2007. We have reproduced the questions in this letter and included our responses thereto.

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Registration Statement on Form SB-2

General

1.            We note that the company’s annual report on Form 10-KSB for the fiscal year ended December 31, 2005 is currently being reviewed by our Staff. Please note that we will not be in a position to declare the pending registration statement on Form SB-2 effective until all comments have been addressed, including those issued on the Form 10-KSB.

Response:       All comments have been addressed on the Form 10-KSB, and the Staff had indicated that they had no further comments in a letter dated March 28, 2007. We filed Amendment #1 to the Form 10KSB on July 9, 2007, received a comment letter from the Staff dated July 16, 2007, responded to this comment letter on July 17, 2007 including the filing of Amendment #2 to the Form 10-KSB on July 17, 2007, and received confirmation from the Staff that they had no further comments on the Form 10-KSB/A in a letter dated July 20, 2007.

Signatures

1.             Please provide the signature of the company’s controller or principal accounting officer.

Response:      We have complied with your request.

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If you have any questions regarding the above, please contact our counsel, Stephen M. Cohen, Esq. at Phone: (416) 642-5404/Fax:(416) 512-9992.

Very truly yours,

/s/ Marc Hazout
Marc Hazout
Chief Executive Officer